ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

May 11, 2023

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Long

Re:	Brighthouse Funds Trust I and Brighthouse Funds Trust II (File Nos: 811-10183 and 811-03618, respectively)

Dear Mr. Long:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 11, 2023, with respect to the Form N-CSR filings of Brighthouse Funds Trust I and Brighthouse Funds Trust II (each, a “Trust” and together, the “Trusts”) for the period ended December 31, 2022, filed with the Commission on March 6, 2023. The Staff’s comments are summarized below and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the Form N-CSR filings of the Trusts.

1.

Comment: The Staff notes that the Form N-CSR filing indicates the T. Rowe Price Large Cap Growth Portfolio had a return of capital for the fiscal year ended December 31, 2022. The Staff further notes that the Trust responded “no” to Item B.23 of Form N-CEN, as filed for the period ended December 31, 2022, which asks whether the Trust paid any dividend or made any distribution in the nature of a dividend payment which is required to be accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 19a-1 thereunder. Please confirm whether the response to Item B.23 of Form N-CEN should be revised to “yes” and, if so, please update as appropriate.

Response: The Trust believes that its referenced response to Item B.23 on its Form N-CEN is correct. T. Rowe Price Large Cap Growth Portfolio typically makes distributions only once a year, typically in the second calendar quarter. In accordance with Section 855 of the Internal Revenue Code, the annual “spill back” distribution represents the distribution of income and gains achieved by the Portfolio through the close of the prior taxable year (i.e., a distribution in calendar year 2022 represents the distribution of income and gains realized for the tax year ended December 31, 2021). In accordance with Rule 19a-1(e), the Portfolio also determines the source of a distribution it makes “to the close of the period as of which it was paid”, and on that basis the Portfolio’s distributions made in 2022 did not include a return of capital.

2.

Comment: Please consider adding sector-specific risk disclosure in the prospectus for each of the following Portfolios since, according to the Form N-CSR filings of the Trusts for the period ended December 31, 2022, each Portfolio had a significant portion of its assets invested in the information technology sector:

•	BlackRock Capital Appreciation Portfolio (44%)
•	Jennison Growth Portfolio (34%)
•	Morgan Stanley Discovery Portfolio (37%)
•	T. Rowe Price Large Cap Growth Portfolio (47%)

Response:     Each of the listed Portfolios include “Focused Investment Risk” in its Prospectus, which reads as follows:

“Substantial investments in a relatively small number of securities or issuers, or a particular market, industry, group of industries, country, region, group of countries, asset class or sector make the Portfolio’s performance more susceptible to any single economic, market, political or regulatory occurrence affecting those particular securities or issuers or that particular market, industry, group of industries, country, region, group of countries, asset class or sector than a portfolio that invests more broadly.”

The Portfolios decline to make additional changes at this time.

3.

Comment:     The Staff notes that with respect to the Brighthouse Asset Allocation 20 Portfolio, in Note 5 to the Notes to Financial Statements, the period during which Brighthouse Investment Advisers, LLC (“BIA”) can recoup fees pursuant to an expense limitation agreement is five years after the fiscal year in which such amounts were waived or reimbursed.

a.

Referring to ASC 450-20-25 (Loss Contingencies), please confirm whether management has performed the relevant analysis and determined that recording a contingent liability is not necessary. In addition, please confirm whether the Trusts’ independent auditor has reviewed the analysis and agrees with the conclusion.

b.	Please disclose supplementally if the recoupment of fees waived or expenses reimbursed are limited to the lesser of (i) the Portfolio’s expense limitation in effect at the time the fees were waived or expenses reimbursed and (ii) the expense limitation in effect at the time of recoupment.

Response:     The Trust confirms that management has performed the above referenced analysis and determined that recording a contingent liability is not necessary because recoupment from the Portfolio is not probable, including in light of the increase in Portfolio assets that would be required before recoupment would be expected to occur, as determined in accordance with ASC 450. In addition, the Trust confirms that this comment and the related analysis has been shared with the Trust’s independent auditor as part of the process of preparing this response.

The Trust also confirms that BIA’s recoupment of fees waived or expenses reimbursed is limited to the lesser of (i) the Portfolio’s expense limitation in effect at the time the fees were waived or expenses reimbursed and (ii) the expense limitation in effect at the time of recoupment.    Related disclosure appears in the Portfolio’s registration statement in the SAI section entitled “Investment Advisory and Other Services – Trust II’s Advisory Agreements – Trust II’s Expenses and Expense Limitation Agreement.”

4.

Comment: The Staff notes that the Trusts indicated on Item B.22 of Form N-CEN that each of the Portfolios listed below had a NAV error for the period ended December 31, 2022 that resulted in a payment made to shareholders or the reprocessing of shareholder accounts; however, the Staff did not locate disclosure in the Portfolios’ Financial Statements related to such error. Please describe the nature and circumstances of the error, including associated internal controls implications, mitigating actions, and amounts reimbursed, if any.

•	Brighthouse/Templeton International Bond Portfolio
•	BlackRock Global Tactical Strategies Portfolio
•	PanAgora Global Diversification Portfolio
•	Brighthouse Asset Allocation 80 Portfolio

Response:   In the case of each referenced error, management of the Trusts, including the Trusts’ Chief Compliance Officer, reviewed the error, including the cause(s) of the error and the implications of the error with respect to the internal control environment. In each case, the Trusts applied their error correction procedures and reprocessed transactions in each instance where reprocessing was required under those procedures and the Portfolios were reimbursed for any losses. In addition, the Trusts or the relevant service providers to the Trusts took other remedial actions, where appropriate, including enhancing internal controls, where determined appropriate. The following includes additional information regarding each referenced error and the remedial measures taken. All corrective actions, including any reimbursements, were completed before the end of the fiscal period covered by the financial statements. Only one error involved reimbursement of losses by an affiliate of the Portfolio and the amount of the reimbursement by the affiliate was immaterial.

Brighthouse Funds Trust I – Brighthouse/Templeton International Bond Portfolio, Brighthouse Funds Trust II – Brighthouse Asset Allocation 80 Portfolio

The Portfolios’ administrator published an updated net asset value (“NAV”) on March 21, 2022, that was incorrect. The error was identified the following business day and transactions effected at the incorrect NAV were reprocessed promptly in accordance with the Portfolio’s NAV error correction procedures. Following a review of the cause of the error and the related internal control environment, the Portfolios’ administrator established a number of additional controls, including a secondary review on any transmissions of updated NAVs, to limit the potential that a similar error may recur.

Brighthouse Funds Trust I – PanAgora Global Diversified Risk Portfolio

The Portfolio’s fund accountant incorrectly processed trade communications and inadvertently established duplicate forward foreign currency contracts that resulted in the Portfolio’s NAV being overstated for a number of business days. The Portfolio was reimbursed for losses it experienced as a result of the error and the Portfolio reprocessed transactions in accordance with its NAV error correction procedures. Existing controls within the reconciliation process identified the duplicate positions, but the identified breaks were not addressed immediately. The Portfolio’s fund accountant has taken remedial action, including additional training with respect to escalating and addressing breaks identified during the reconciliation process promptly, to limit the potential for the same error to recur.

Brighthouse Funds Trust I – BlackRock Global Tactical Strategies Portfolio

The Portfolio’s fund accountant failed to properly record a transaction because of the failure to timely process transactions placed in a special approval queue because certain trade information necessary to process the trade was provided supplementally. Failure to timely record the transaction resulted in the Portfolio’s NAV being overstated for three business days. Transactions occurring over those business days were reprocessed where required by the Portfolio’s NAV error correction procedures. No loss was experienced by the Portfolio. The Portfolio’s fund accountant has taken remedial action, including additional training with respect promptly reviewing transactions, such as the one at issue here, requiring reviewer approval daily.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws, Esq.

cc:

Katie Hellmann, Esq.

Michele Abate, Esq.

Logan Dalton, Esq.

Brian D. McCabe, Esq.

Jeremy C. Smith, Esq.

Kimberly R. Thomasson, Esq.